SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty of File Reports Under Sections 13 and

15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-110741

Education Loans Incorporated

(Exact name of registrant as specified in its charter)

105 First Avenue Southwest

Aberdeen, South Dakota 57401

(605) 622-4400

(Address, including zip code, and telephone

number, including area code, of registrant’s

principal executive offices)

Senior Series 2004-C1 Notes

Senior Series 2004-C2 Notes

Senior Series 2004-C3 Notes

Senior Series 2004-C4 Notes

Senior Series 2004-C5 Notes

Subordinate Series 2004-D Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which

a duty to file reports under Section

13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g–4(a)(1)(i)	☐	Rule 12h–3(b)(1)(i)	☒

Rule 12g–4(a)(1)(ii)	☐	Rule 12h–3(b)(1)(ii)	☐

Rule 12g–4(a)(2)(i)	☐	Rule 12h–3(b)(2)(i))	☐

Rule 12g–4(a)(2)(ii)	☐	Rule 12h–3(b)(2)(ii)	☐

Rule 12g–4(a)(2)(ii)	☐	Rule 15d–6	☐

Approximate number of holders of record as of the certificate or notice date: 47

Pursuant to the requirements of the Securities Exchange Act of 1934, Education Loans Incorporated has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 18, 2005

By:	/s/ Michael A. Gort
Michael A. Gort President